Exhibit 99.57

AMAYA GAMING GROUP INC.

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CANACCORD GENUITY CORP.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issuance of

Subscription Receipts

Dated as of July 7, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	DEFINITIONS	2
1.2	HEADINGS	7
1.3	REFERENCES	7
1.4	CERTAIN RULES OF INTERPRETATION	7
1.5	DAY NOT A BUSINESS DAY	7
1.6	APPLICABLE LAW	8
1.7	CONFLICT	8
1.8	CURRENCY	8
1.9	SEVERABILITY	8
1.10	ENGLISH LANGUAGE	8
1.11	MEANING OF “OUTSTANDING” FOR CERTAIN PURPOSES	8

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS		9

2.1	ISSUE OF SUBSCRIPTION RECEIPTS	9
2.2	PAYMENT ACKNOWLEDGEMENT	9
2.3	TERMS OF SUBSCRIPTION RECEIPTS	10
2.4	FRACTIONAL SUBSCRIPTION RECEIPTS	11
2.5	REGISTER FOR SUBSCRIPTION RECEIPTS	11
2.6	REGISTERS OPEN FOR INSPECTION	11
2.7	RECEIPTHOLDER NOT A SHAREHOLDER	11
2.8	SUBSCRIPTION RECEIPTS TO RANK PARI PASSU	11
2.9	SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES	11
2.10	AUTHENTICATION BY THE SUBSCRIPTION RECEIPT AGENT	12
2.11	ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT CERTIFICATES LOST, ETC.	12
2.12	EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES	13
2.13	TRANSFER AND REGISTRATION OF SUBSCRIPTION RECEIPTS	13
2.14	FUNDS TO BE PLACED IN ESCROW	16
2.15	CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT CERTIFICATES	16

ARTICLE 3 ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE		17

3.1	NOTICE OF ESCROW RELEASE CONDITIONS	17
3.2	RELEASE OF THE ESCROWED FUNDS	17
3.3	ISSUE OF UNDERLYING COMMON SHARES AND PAYMENT THEREON	18
3.4	FRACTIONS	19
3.5	PAYMENT ON TERMINATION	19
3.6	ADDITIONAL PAYMENTS BY THE CORPORATION	20
3.7	WITHHOLDING	20
3.8	U.S. LEGENDS	20

ARTICLE 4 ESCROWED UNDERWRITERS’ FEE		22

4.1	ESCROWED UNDERWRITERS’ FEE TO BE PLACED IN ESCROW	22
4.2	RELEASE OF ESCROWED UNDERWRITERS’ FEE	22

ARTICLE 5 ADJUSTMENT		22

5.1	DEFINITIONS	22
5.2	ADJUSTMENT	22
5.3	DUTIES OF THE SUBSCRIPTION RECEIPT AGENT	24
5.4	NOTICE OF ADJUSTMENT	24

ARTICLE 6 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST		25

6.1	INVESTMENT OF PROCEEDS	25
6.2	SEGREGATION OF PROCEEDS	26
6.3	THIRD PARTY INTEREST	26

ARTICLE 7 RIGHTS OF THE CORPORATION AND COVENANTS		27

7.1	OPTIONAL PURCHASES BY THE CORPORATION	27
7.2	GENERAL COVENANTS	27
7.3	SUBSCRIPTION RECEIPT AGENT’S REMUNERATION, EXPENSES AND INDEMNIFICATION	28
7.4	PERFORMANCE OF COVENANTS BY SUBSCRIPTION RECEIPT AGENT	28
7.5	ACCOUNTING	28
7.6	PAYMENTS BY SUBSCRIPTION RECEIPT AGENT	28
7.7	REGULATORY MATTERS	29
7.8	ANTI-MONEY LAUNDERING & PRIVACY	29
7.9	USE OF ACCOUNTS	30

ARTICLE 8 ENFORCEMENT		30

8.1	SUITS BY RECEIPTHOLDERS	30
8.2	IMMUNITY OF SHAREHOLDERS	30
8.3	LIMITATION OF LIABILITY	30

ARTICLE 9 MEETINGS OF RECEIPTHOLDERS		31

9.1	RIGHT TO CONVENE MEETINGS	31
9.2	NOTICE	31
9.3	CHAIRMAN	31
9.4	QUORUM	32
9.5	POWER TO ADJOURN	32
9.6	SHOW OF HANDS	32
9.7	POLL AND VOTING	32
9.8	REGULATIONS	33
9.9	CORPORATION AND SUBSCRIPTION RECEIPT AGENT MAY BE REPRESENTED	33
9.10	POWERS EXERCISABLE BY SPECIAL RESOLUTION	33
9.11	MEANING OF SPECIAL RESOLUTION	35
9.12	POWERS CUMULATIVE	36
9.13	MINUTES	36
9.14	INSTRUMENTS IN WRITING	36
9.15	BINDING EFFECT OF RESOLUTIONS	36
9.16	HOLDINGS BY CORPORATION DISREGARDED	37

ARTICLE 10 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR PERSONS		37

10.1	PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES	37
10.2	SUCCESSOR PERSONS	38

ARTICLE 11 CONCERNING THE SUBSCRIPTION RECEIPT AGENT		38

11.1	RIGHTS AND DUTIES OF SUBSCRIPTION RECEIPT AGENT	38
11.2	EVIDENCE, EXPERTS AND ADVISERS	40
11.3	SECURITIES, DOCUMENTS AND MONIES HELD BY SUBSCRIPTION RECEIPT AGENT	41
11.4	ACTIONS BY SUBSCRIPTION RECEIPT AGENT TO PROTECT INTEREST	41
11.5	SUBSCRIPTION RECEIPT AGENT NOT REQUIRED TO GIVE SECURITY	41
11.6	PROTECTION OF SUBSCRIPTION RECEIPT AGENT	41
11.7	REPLACEMENT OF SUBSCRIPTION RECEIPT AGENT; SUCCESSOR BY MERGER	42
11.8	CONFLICT OF INTEREST	43
11.9	ACCEPTANCE OF APPOINTMENT	43
11.10	SUBSCRIPTION RECEIPT AGENT NOT TO BE APPOINTED RECEIVER	43
11.11	FORCE MAJEURE	44

ARTICLE 12 GENERAL		44

12.1	NOTICE TO THE CORPORATION, SUBSCRIPTION RECEIPT AGENT AND CANACCORD GENUITY	44
12.2	NOTICE TO RECEIPTHOLDERS	46
12.3	OWNERSHIP OF SUBSCRIPTION RECEIPTS	46
12.4	SATISFACTION AND DISCHARGE OF AGREEMENT	46
12.5	SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS	47

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12.6	SUBSCRIPTION RECEIPTS OWNED BY THE CORPORATION OR ITS SUBSIDIARIES - CERTIFICATE TO BE PROVIDED	47
12.7	EFFECT OF EXECUTION	47
12.8	TIME OF ESSENCE	47
12.9	COUNTERPARTS	47

Schedule A - Form of Subscription Receipt Certificate		A-1

Schedule B - Form of Acquisition Notice		B-1

Schedule C - Reimbursement of U.S. Escrowed Funds		C-1

Schedule D - Canadian Approved Banks		D-1

Schedule E - U.S. Approved Banks		E-1

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SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 7th day of July, 2014.

BETWEEN:

AMAYA GAMING GROUP INC., a corporation governed by the laws of Québec (hereinafter referred to as the “Corporation”)

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CANACCORD GENUITY CORP., a corporation governed by the laws of Canada (hereinafter referred to as “Canaccord Genuity”)

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all provinces of Canada (hereinafter referred to as the “Subscription Receipt Agent”)

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts, each representing the right to receive one Common Share (as defined herein), on the terms and conditions described herein;

AND WHEREAS the Corporation is duly authorized to execute and issue the Subscription Receipts to be issued as herein provided;

AND WHEREAS the Corporation and Canaccord Genuity, on behalf of the Underwriters (as defined herein) have agreed that:

(a)	the Escrowed Funds (as defined herein) are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the Receiptholders (as defined herein), Canaccord Genuity and the Corporation in the manner set forth herein;

(b)	at the Escrow Release Time (as defined herein), provided that such time occurs on or before the Escrow Release Deadline (as defined herein), each Receiptholder shall automatically be entitled to receive, without any further action required by such Receiptholder and without payment of any additional consideration, one Underlying Common Share for each Subscription Receipt held by the Receiptholder;

(c)	if Termination (as defined herein) occurs, this Agreement (as defined herein) and all issued and outstanding Subscription Receipts shall be automatically terminated and cancelled and each Receiptholder shall, at the Termination Payment Time (as defined herein) be entitled to receive from the Corporation an amount equal to the Subscription Price (as defined herein) in respect of such holder’s Subscription Receipts together with such holder’s pro rata share of Earned Interest (as defined herein), less applicable withholding taxes, if any;

AND WHEREAS all things necessary have been done and performed by the Corporation to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and Canaccord Genuity, as the context provides, and not by the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent has agreed to act as agent on behalf of the holders of Subscription Receipts on the terms and conditions set forth in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition” means the proposed acquisition of all of the issued and outstanding securities of the Target by the Corporation pursuant to the Acquisition Agreement;

(b)	“Acquisition Agreement” means the deed and scheme of merger dated June 12, 2014 relating to the Acquisition among the Corporation, Amaya Holdings B.V., the Target, a wholly-owned subsidiary of Amaya Holdings B.V. and each of the warranting sellers and the sellers’ representative listed therein;

(c)	“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(d)	“Authenticated” means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all internal procedures such that the particulars of such Uncertificated Subscription Receipt as required are entered in the register of Receiptholders, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)	“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(f)	“Business Day” means any day which is not Saturday, Sunday or a statutory holiday in the Province of Québec or any other day on which the Subscription Receipt Agent and major Canadian chartered banks are not open for business during normal banking hours;

(g)	“Canaccord Genuity” means Canaccord Genuity Corp.;

(h)	“Canadian Escrowed Funds” means that part of the Escrowed Funds equal to Escrowed Funds less the U.S. Escrowed Funds;

(i)	“Capital Reorganization” has the meaning given to that term in Subsection 5.2(b);

(j)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

(k)	“CDS Participant” means a participant in the Book-Entry Only System;

(l)	“Common Shares” means the common shares in the share capital of the Corporation;

(m)	“Common Share Reorganization” has the meaning given to that term in Subsection 5.2(a);

(n)	“Corporation” has the meaning given to that term above;

(o)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably;

(p)	“Designated Office” means the stock transfer offices of the Subscription Receipt Agent from time to time in the City of Montréal or the City of Toronto;

(q)	“Earned Interest” means the interest or other income actually earned, if any, on the investment of the Escrowed Funds (or the reinvestment of such interest or other income) from the date hereof to, but not including, the date on which the Escrowed Funds are released in accordance with Article 3;

(r)	“Escrow Account” has the meaning attributed thereto in Subsection 2.2(a);

(s)	“Escrowed Funds” means, collectively, the Escrowed Subscription Funds and the Escrowed Underwriters’ Fee;

(t)	“Escrow Release Conditions” means the fulfillment of the following conditions:

(i)	the completion, satisfaction or waiver (except for any material amendment, waiver or consent by the Corporation that is materially adverse to Receiptholders, without the consent of Canaccord Genuity, on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned) of all conditions precedent to the Acquisition, including the availability of all financing for the payment of the purchase price by the Corporation, other than the release of the Escrowed Funds;

(ii)	all regulatory and shareholder approval for the completion of the Acquisition shall have been obtained; and

(iii)	the Corporation and Canaccord Genuity shall have delivered the Escrow Release Notice to the Subscription Receipt Agent confirming that the Escrow Release Conditions have been satisfied.

(u)	“Escrow Release Date” means the date on which the Escrow Release Conditions have been satisfied and the Underlying Common Shares have been issued to the Receiptholders and the Escrowed Funds have been released to the Corporation and Canaccord Genuity, as applicable, all in accordance with the terms of this Agreement.

(v)	“Escrow Release Deadline” means on or prior to 5:00 p.m. (Montréal time) on the date that is six (6) months following the Offering Closing Date, such date being January 7, 2015;

(w)	“Escrow Release Notice” has the meaning attributed thereto in Section 3.1;

(x)	“Escrow Release Time” means 5:00 p.m. (Montréal time) on the Escrow Release Date;

(y)	“Escrowed Subscription Funds” means an amount equal to the aggregate Subscription Price for the Subscription Receipts issued on the Offering Closing Date, less (i) $13,103,981.17, representing 50% of the Underwriters’ Fee payable to the Underwriters on the Offering Closing Date, (ii) the Escrowed Underwriters’ Fee, and (iii) the Underwriters’ Expenses;

(z)	“Escrowed Underwriters’ Fee” means an aggregate amount of $13,103,981.17, representing 50% of the Underwriters’ Fee, payable to the Underwriters on the Escrow Release Date;

(aa)	“Global Security” means Subscription Receipts represented by an Uncertificated Subscription Receipt or, if requested by CDS or the Corporation, by a Subscription Receipt Certificate, that are registered in the name of CDS, or its nominee, for the purpose of being held by or on behalf of CDS;

(bb)	“Institutional Accredited Investors” means persons that are institutional “accredited investors” within the meaning of Regulation D and that acquire Subscription Receipts from the Corporation pursuant to the exemption from the registration requirements of the U.S. Securities Act under Regulation D;

(cc)	“Offering” means the offering of Subscription Receipts pursuant to the Underwriting Agreement;

(dd)	“Offering Closing Date” means the date hereof;

(ee)	“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments, governmental agencies and political subdivisions thereof;

(ff)	“Regulation D” means Regulation D under the U.S. Securities Act;

(gg)	“Regulation S” means the Regulation S under the U.S. Securities Act;

(hh)	“Receiptholders” means Persons who appear on the register of Subscription Receipts maintained pursuant to Section 2.5 as the registered owners of Subscription Receipts;

(ii)	“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders holding not less than 25% of the aggregate number of all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(jj)	“Shareholders” means the registered holders from time to time of Common Shares;

(kk)	“Special Resolution” has the meaning attributed thereto in Section 9.1 and Section 9.14;

(ll)	“Subscription Agreements” means the subscription agreements executed by the Corporation and each of the Receiptholders for the Subscription Receipts;

(mm)	“Subscription Price” means the sum of $20.00 per Subscription Receipt;

(nn)	“Subscription Receipt Agent” means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

(oo)	“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule A hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange;

(pp)	“Subscription Receipts” means the subscription receipts of the Corporation issued and Authenticated hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights provided for herein;

(qq)	“Subsidiary of the Corporation” means a corporation, commercial trust, partnership or other entity of which a majority of the outstanding voting shares are owned, directly or indirectly, by the Corporation or by one or more Subsidiaries of the Corporation and, as used in this definition, “voting shares” means shares of any class of any corporation or securities which represent a beneficial interest in a commercial trust, partnership or other entity ordinarily entitled to vote for the election of the majority of the directors of an entity irrespective of whether or not shares of any class or securities shall have or might have the right to vote for directors;

(rr)	“Target” means Oldford Group Limited;

(ss)	“Termination” means the earliest to occur of any of the following events: (i) the announcement by the Corporation to the Underwriters or to the public that it does not intend to satisfy the Escrow Release Conditions, or (ii) the Escrow Release Time failing to occur on or before the Escrow Release Deadline;

(tt)	“Termination Date” means the date on which Termination occurs;

(uu)	“Termination Payment Time” means as soon as practically possible following the Termination Date, and in any event within two (2) Business Days following the Termination Date;

(vv)	“TSX” means the Toronto Stock Exchange;

(ww)	“Uncertificated Subscription Receipt” means any Subscription Receipt that is issued by electronic delivery to CDS, or its nominee, for the purpose of being held by or on behalf of CDS;

(xx)	“Underlying Common Shares” means the Common Shares issuable to Receiptholders upon conversion of the Subscription Receipts without payment of additional consideration at the Escrow Release Time, provided that such date occurs on or before the Escrow Release Deadline;

(yy)	“Underwriting Agreement” means the underwriting agreement entered into on the date hereof between the Underwriters and the Corporation in respect of the Offering;

(zz)	“Underwriters” means Canaccord Genuity, Cormark Securities Inc., Desjardins Securities Inc., and Clarus Securities Inc.;

(aaa)	“Underwriters’ Fee” means an amount representing 4.5% of the aggregate Subscription Price for Subscription Receipts purchased on the Offering Closing Date less the U.S. Escrowed Funds, representing the total fee to be paid to the Underwriters pursuant to the Underwriting Agreement;

(bbb)	“Underwriters’ Expenses” means the expenses of the Underwriters payable by the Corporation pursuant to the Underwriting Agreement;

(ccc)	“U.S. Escrowed Funds” means that part of the Escrowed Funds equal to US$54,166,672.92;

(ddd)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(eee)	“U.S. Receiptholders” means the Persons listed on Schedule C hereto;

(fff)	“U.S. Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts issued to a U.S. Receiptholder substantially in the form attached as Schedule A hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange;

(ggg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(hhh)	“written direction of the Corporation”, “written request of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, order, request, consent, certificate or other document signed in the name of the Corporation by any one or more duly authorized signatories and may consist of one or more instruments so executed.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections, Subsections, and paragraphs are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections, Subsections, paragraphs and Schedules are to Articles, Sections, Subsections, paragraphs and Schedules in this Agreement; and

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day with the same force and effect as if taken within the period for the taking of such action.

1.6	Applicable Law

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

Unless otherwise specified, all dollar amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10	English Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Agreement and all documents relating hereto, including, without limiting the generality of the foregoing, the form of Subscription Receipt Certificate attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et exigé que la présente convention et tous les documents s’y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le modèle de certificat représentant les reçus de souscription qui figure à l’annexe A des présentes, soient rédigés en langue anglaise seulement.

1.11	Meaning of “outstanding” for Certain Purposes

Except as provided in Subsections 3.3(c) in fine and 3.5(f) in fine and subject to the terms of this Agreement, every Subscription Receipt Certificate Authenticated by the Subscription Receipt Agent hereunder shall be deemed to be outstanding until it has been surrendered to the Subscription Receipt Agent pursuant to this Agreement, provided however that:

(a)	where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipt Certificate so issued in substitution shall be counted for the purpose of determining the Subscription Receipts outstanding; and

(b)	for the purpose of any provision of this Agreement entitling Receiptholders to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Corporation or any affiliated entity (including any Subsidiary of the Corporation or any partnership to which the Corporation may be directly or indirectly a party to) shall be disregarded, except that:

(i)	for the purpose of determining whether the Subscription Receipt Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Subscription Receipt Agent has notice that they are so owned shall be disregarded; and

(ii)	Subscription Receipts so owned that have been pledged in good faith other than to the Corporation or any affiliated entity (including any Subsidiary of the Corporation or any partnership to which the Corporation may be directly or indirectly a party to) shall not be so disregarded if the pledgee establishes to the satisfaction of the Subscription Receipt Agent, by providing the Subscription Receipt Agent with a legal opinion of counsel, the pledgee’s right to vote the Subscription Receipts in the pledgee’s discretion free from the control of the Corporation or any affiliated entity (including any Subsidiary of the Corporation or any partnership to which the Corporation may be directly or indirectly a party to) pursuant to the terms of the pledge.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts

(a)	A maximum of 32,000,000 Subscription Receipts are hereby created and authorized to be issued by the Corporation for a price per Subscription Receipt equal to the Subscription Price.

(b)	Subscription Receipts may be issued in both certificated and uncertificated form; provided, however, that all Subscription Receipts issued to CDS will be represented by a Global Security.

(c)	Subject to the terms and conditions hereof, each Subscription Receipt issued will be automatically exchanged at the Escrow Release Time, without payment of additional consideration, for one Underlying Common Share.

2.2	Payment Acknowledgement

(a)	The Subscription Receipt Agent will acknowledge receipt from, or on behalf of, the Underwriters of funds by certified cheque, bank draft, wire or electronic transfer, in the aggregate amount the Canadian Escrowed Funds and the U.S. Escrowed Funds (to be held in U.S. currency as per Section 6.1), including the Escrowed Underwriters’ Fee, and confirms that the Escrowed Subscription Funds and Escrowed Underwriters’ Fee deposited together in segregated accounts (the “Escrow Account”, and, for U.S. currency, the “U.S. Escrow Account”) to be held and dealt with in accordance with this Agreement.

(b)	The Corporation hereby:

(i)	acknowledges that the amounts received by the Subscription Receipt Agent pursuant to Subsection 2.2(a) in accordance with the Corporation’s direction to Canaccord Genuity represent payment in full by the Underwriters of the aggregate Subscription Price for 32,000,000 Subscription Receipts, net of 50% of the Underwriters’ Fee and the Underwriters’ Expenses;

(ii)	irrevocably directs the Subscription Receipt Agent to retain such amounts received from the Underwriters in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement; and

(iii)	irrevocably directs the Subscription Receipt Agent, immediately following the execution and delivery of this Agreement, to Authenticate a Global Security representing, in the aggregate, 29,119,958 Subscription Receipts registered in the name of CDS (or its nominee), and one or more U.S. Subscription Receipt Certificates representing, in the aggregate, 2,880,042 Subscription Receipts registered in accordance with the Subscription Agreements received from U.S. Receiptholders.

(c)	Canaccord Genuity, on behalf of the Underwriters, hereby irrevocably directs the Subscription Receipt Agent to retain the Escrowed Underwriters’ Fee, on behalf of the Underwriters, in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

2.3	Terms of Subscription Receipts

(a)	Each Subscription Receipt shall evidence the right of the Receiptholder: (i) to receive, if the Escrow Release Time occurs on or before the Termination Date, for no additional consideration, one Underlying Common Share; and (ii) if Termination occurs, to receive an amount equal to the sum of the Subscription Price and a pro rata share of the Earned Interest, less applicable withholding taxes, if any, all in the manner and on the terms and conditions set out in this Agreement.

(b)	Subject to applicable law, Subscription Receipts represented by a Global Security shall, unless otherwise requested by CDS or the Corporation, be issued as Uncertificated Subscription Receipts. If Subscription Receipts represented by a Global Security are represented in certificated form, they shall be represented by a Subscription Receipt Certificate which shall be delivered to CDS or its nominee. The Global Security will be subject to CDS’s applicable rules and procedures of the Book Entry Only System at to Section 3.14 of this Agreement. U.S. Subscription Receipts shall only be issued in certificated form.

2.4	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.5	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as transfer agent and registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of Receiptholders and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

2.6	Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on any Business Day for inspection by the Corporation, Canaccord Genuity or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such Receiptholder.

2.7	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise only those rights expressly provided for by the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.8	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of same.

2.9	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by any officer or director of the Corporation on behalf of the Corporation. The signature of such officer or director may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.10, be binding upon the Corporation as if they had been manually signed by such officer or director. Notwithstanding that the Person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer or director may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.10	Authentication by the Subscription Receipt Agent

(a)	No Subscription Receipt shall be issued or, if issued, shall be valid for any purpose or entitle the Receiptholder to the benefits hereof until it has been Authenticated by or on behalf of the Subscription Receipt Agent, and such Authentication by the Subscription Receipt Agent of any Subscription Receipt shall be conclusive evidence as against the Corporation that the Subscription Receipt so Authenticated has been duly issued hereunder and that the Receiptholder is entitled to the benefits hereof.

(b)	The Authentication of the Subscription Receipt Agent of Subscription Receipts issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipts (except the due Authentication thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor except as otherwise specified herein. The Authentication by or on behalf of the Subscription Receipt Agent of Subscription Receipts shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipts have been duly Authenticated by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)	In case any of the Subscription Receipt Certificates shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Subsection 2.11(b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.12	Exchange of Subscription Receipt Certificates

(a)	Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent during regular business hours of the Subscription Receipt Agent. Any Subscription Receipt Certificates so tendered for exchange shall be cancelled. Any officer or director of the Corporation shall sign, on behalf of the Corporation, all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid and those Subscription Receipt Certificates shall be certified by or on behalf of the Subscription Receipt Agent.

(c)	Except as otherwise herein provided, the Subscription Receipt Agent may charge the Receiptholder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13	Transfer and Registration of Subscription Receipts

(a)	The Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the Receiptholder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent, the Corporation shall issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the Receiptholder shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name, evidencing the number of Subscription Receipts not so transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)	payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe and as required pursuant to the terms of this Agreement, and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)	The Corporation and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)	The transfer register in respect of Subscription Receipts shall be closed at the Designated Office at 4:30 p.m. on the earlier to occur of the Escrow Release Date and the Termination Date. Trades of Subscription Receipts settling after the Escrow Release Date will be completed by delivery of Underlying Common Shares.

(d)	The Subscription Receipt Agent will promptly advise the Corporation of any requested transfer by a registered Receiptholder of Subscription Receipts by a registered Receiptholder. The Corporation will be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, or would be contrary to the terms of the constating documents of the Corporation or this Agreement.

(e)	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue of the Underlying Common Shares as provided in Section 3.3, or the payment of the Subscription Price and the Earned Interest (less applicable withholding taxes, if any) as provided in Section 3.5, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder.

(f)	Without limitation, signatures of Receiptholders must be guaranteed by an authorized officer of a Canadian Schedule 1 Chartered Bank or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

(g)	The Subscription Receipt Agent shall have no duty to determine compliance of the transferor or transferee of Subscription Receipts with applicable securities laws. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

(h)	The Subscription Receipt Certificates shall be substantially in the form set out or referred to in Schedule A with, subject to the provisions of this Agreement, such additions, variations or omissions as may from time to time be agreed upon between the Corporation and the Subscription Receipt Agent, shall be numbered in such manner as the Corporation, with the approval of the Subscription Receipt Agent, may prescribe and shall contain such legends as the Corporation may prescribe. All Subscription Receipt Certificates shall, save as to denomination, be of like tenor and effect. The Subscription Receipt Certificates may be typewritten, photocopied, engraved, printed, lithographed, or partly in one form and partly in another, as the Corporation may determine. The Global Security shall be deemed to bear the following legend:

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Amaya Gaming Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest herein in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer, or deal with this certificate.”

(i)	Registration of beneficial interests in and transfers of Subscription Receipts held by CDS shall be made through the Book Entry Only System and no Subscription Receipt Certificate shall be issued in respect of such Subscription Receipts except if required pursuant to the terms of this Agreement.

(j)	Until the termination of the Book-Entry Only System, owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by the Global Security will be represented only through the Book-Entry Only System. Transfers of Subscription Receipts between CDS Participants shall occur in accordance with CDS’s rules and procedures. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies in accordance with CDS’s rules and procedures.

(k)	All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by Receiptholders acting through CDS and the CDS Participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS Participants and shall be limited to those established by law and agreements between such Receiptholder and CDS and/or the CDS Participants or upon instructions from the CDS Participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(l)	For so long as Subscription Receipts are represented by the Global Security, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS as well as to Receiptholders whose Subscription Receipts are evidenced by a Subscription Receipt Certificate.

(m)	If CDS resigns or is removed from its responsibility as depository and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, the Corporation shall direct CDS to surrender the Global Security to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

2.14	Funds to be Placed in Escrow

Upon the issuance of Subscription Receipts and the delivery to Canaccord Genuity or as directed by Canaccord Genuity of the corresponding Subscription Receipt Certificate(s), the Escrowed Funds shall be delivered by Canaccord Genuity to the Subscription Receipt Agent by certified cheque, bank draft, wire or by electronic transfer of funds into the Escrow Account and the U.S. Escrow Account to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as trustee and agent for and on behalf of the Receiptholders, the Underwriters and the Corporation and to disburse and deal with the same as provided herein.

2.15	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.11, 2.12, 2.13, and 7.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

ARTICLE 3

ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE

3.1	Notice of Escrow Release Conditions

(a)	If the Escrow Release Conditions have been satisfied other than the delivery of the Escrow Release Notice, the Corporation shall cause a notice of same to be delivered to Canaccord Genuity as soon as practicable.

(b)	If the Escrow Release Conditions, other than the delivery of the Escrow Release Notice, have been satisfied on or before the Escrow Release Deadline, and the notice in subsection 3.1(a) has been delivered to Canaccord Genuity, the Corporation: (i) shall forthwith (and in any event no later than the Business Day immediately following the Escrow Release Time) cause a notice of the same executed by the Corporation and by Canaccord Genuity to be delivered to the Subscription Receipt Agent (substantially in the form attached as Schedule B, the “Escrow Release Notice”) and will issue and deliver to the Subscription Receipt Agent at the Escrow Release Time one or more certificates representing the Underlying Common Shares for each Subscription Receipt then outstanding (subject to any applicable adjustment) in accordance with Section 3.3, and (ii) shall issue a press release disclosing that the Escrow Release Conditions have been satisfied and that the Underlying Common Shares have been deemed to be issued to Receiptholders. The Escrow Release Notice delivered to the Subscription Receipt Agent shall specify the amounts to be released pursuant to Section 3.2 and to whom such amounts should be released.

3.2	Release of the Escrowed Funds

If the Escrow Release Time occurs on or before the Escrow Release Deadline (i) the Corporation shall be entitled to receive from the Subscription Receipt Agent the Escrowed Subscription Funds and the Earned Interest thereon, and (ii) Canaccord Genuity, on behalf of the Underwriters, shall be entitled to receive from the Subscription Receipt Agent the Escrowed Underwriters’ Fee and the Earned Interest thereon. The Subscription Receipt Agent shall deliver the funds referred to in this Section 3.2 to the Corporation and Canaccord Genuity (or as directed by the Corporation and Canaccord Genuity, as applicable) as soon as practicable after the delivery of the Escrow Release Notice referred to in Section 3.1. Any Escrow Release Notice delivered to the Subscription Receipt Agent must be received by the Subscription Receipt Agent no later than 9:00 a.m. (Montréal time) on the day on which the funds are to be released. Any Escrow Release Notice received by the Subscription Receipt Agent after 9:00 a.m. or received on a non-Business Day shall be deemed to have been given prior to 9:00 a.m. on the next Business Day.

3.3	Issue of Underlying Common Shares and Payment Thereon

(a)	If the Escrow Release Time occurs on or before the Escrow Release Deadline, the Underlying Common Shares shall be and shall be deemed to be automatically issued at the Escrow Release Time and each Receiptholder shall automatically receive, without any further action required by such Receiptholder and without the payment of any additional consideration, one Common Share for each Subscription Receipt held by such Receiptholder (subject to any applicable adjustment in accordance with Article 5), and such Receiptholder shall be deemed to have become the holder of record of such Underlying Common Shares at the Escrow Release Time. In addition to the legends required pursuant to Section 3.8, the Underlying Common Shares so issued on or prior to the date that is four months and a day from the date hereof shall be deemed to bear, and each certificate in respect thereof shall bear, the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 8, 2014”.

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

provided that subsequent to the date which is four months and one day after the date hereof the certificates representing the Underlying Common Shares may be exchanged for certificates that do not bear the legends set forth above.

(b)	The Underlying Common Shares shall be issued to registered holders of Subscription Receipts upon the updating of the register of the Corporation reflecting the issue of such Underlying Common Shares, together with a notation relating to any legends and/or transfer restrictions applicable to such Underlying Common Shares. Upon the issuance of the Underlying Common Shares, the Corporation shall, in accordance with the provisions of its constating documents, cause share certificates representing the Underlying Common Shares to be issued to the holder of certificated Subscription Receipts. Within three Business Days after the receipt of the Escrow Release Notice provided for in Section 3.1, the Subscription Receipt Agent shall cause certificates representing the Underlying Common Shares to be mailed or delivered to the Person or Persons entitled thereto.

(c)	Effective immediately after the Underlying Common Shares have been, or have been deemed to be, issued as contemplated by Subsection 3.3(a) and the Corporation has caused share certificates evidencing the Underlying Common Shares to be issued in accordance with Subsection 3.3(b), the Subscription Receipts relating thereto shall be void and of no value or effect.

(d)	The Subscription Receipt Agent shall not be responsible for calculating the amounts owing under Section 3.2, but shall be entitled to rely absolutely on the Escrow Release Notice specifying the payments to be made pursuant to Section 3.2.

3.4	Fractions

Notwithstanding anything herein contained, the Corporation shall not be required, upon the exchange of the Subscription Receipts, to issue fractions of Common Shares. The number of Common Shares issued will be rounded up or down to the nearest whole number.

3.5	Payment on Termination

(a)	If Termination occurs, the Corporation shall forthwith notify the Subscription Receipt Agent and Canaccord Genuity thereof in writing and shall issue a press release setting forth the Termination Date.

(b)	If Termination occurs, each Subscription Receipt shall, subject to Subsection 3.5(f) hereof, be automatically terminated and cancelled and (i) each Receiptholder other than U.S. Receiptholders shall be entitled to receive out of the Canadian Escrowed Funds at the Termination Payment Time, an amount equal to (A) the Subscription Price in respect of such Receiptholder’s Subscription Receipts; and (B) such Receiptholder’s pro rata share of the Earned Interest thereon less applicable withholding taxes, if any, and (ii) the U.S. Receiptholders shall be entitled to receive out of the U.S. Escrowed Funds at the Termination Payment Time, an amount equal to (A) the Subscription Price in respect of such Receiptholder’s Subscription Receipts; and (B) such Receiptholder’s pro rata share of the Earned Interest thereon less applicable withholding taxes, if any.

(c)	The amounts paid to each Receiptholder under paragraph 3.5(b)(i)(A) and (B) shall be satisfied by the Canadian Escrowed Funds, and the amounts paid to each Receiptholder under paragraph 3.5(b)(ii)(A) and (B) shall be satisfied by the U.S. Escrowed Funds. To the extent that the Escrowed Funds are insufficient to refund to each Receiptholder an amount equal to the aggregate Subscription Price for the Subscription Receipts held by them, the Corporation shall be responsible and liable to the Receiptholders for any shortfall and shall contribute such amounts as are necessary to satisfy any shortfall such that each Receiptholder will receive an amount equal to the aggregate Subscription Price for the Subscription Receipts held.

(d)	In the event that a U.S. Receiptholder ceases to be the registered holder of the Subscription Receipts evidenced by the U.S. Subscription Receipt Certificate issued to such U.S. Receiptholder on the date hereof, such U.S. Receiptholder shall cease to be entitled to be paid in accordance with paragraph 3.5(b)(ii)(A) and (B) and any transferee of the U.S. Receiptholder shall be paid in accordance with paragraph 3.5(b)(i)(A) and (B) out of the Canadian Escrowed Funds.

(e)	The obligation to make the payment of the amounts specified in Subsection 3.5(b) shall be satisfied by wire transfer (in the case of CDS) made by the Subscription Receipt Agent to Receiptholders or by the Subscription Receipt Agent mailing cheques made payable to the Receiptholders at their registered addresses.

(f)	Upon receipt of a wire transfer or the mailing or delivery of any cheque as provided in Subsection 3.5(e) (and, in the case of a cheque, provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts held by a Receiptholder shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

3.6	Additional Payments by the Corporation

(a)	The Corporation shall, no later than one Business Day before the date upon which any amount due hereunder from the Corporation, if any, is required to be paid pursuant to Article 3, pay to the Subscription Receipt Agent such amount, if any, in immediately available funds as will be sufficient to allow the Subscription Receipt Agent to pay in full the amounts required to be paid under this Article 3. The Corporation shall notify in writing the Subscription Receipt Agent of such payment when made.

(b)	The Subscription Receipt Agent shall, no later than one Business Day following the date upon which the amounts required to be paid under this Article 3 are paid in full, pay to the Corporation such amount, if any, in immediately available funds, of any remaining U.S. Escrowed Funds which is held by the Subscription Receipt Agent. The Subscription Receipt Agent shall notify in writing the Corporation of such payment when made.

3.7	Withholding

The Subscription Receipt Agent shall be entitled to deduct and withhold from any amount released pursuant to this Agreement all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts will be treated as having been delivered to the party entitled to the amount released in respect of which such tax has been deducted or withheld and remitted to the appropriate taxing authority.

3.8	U.S. Legends

(a)	Each U.S. Subscription Receipt Certificate issued to an Institutional Accredited Investor, and all certificates representing Underlying Common Shares issued to an Institutional Accredited Investor pursuant to the Subscription Receipts evidenced by such U.S. Subscription Receipt Certificate in accordance with Article 2 hereof (and each U.S. Subscription Receipt Certificate or Underlying Common Share certificate issued in exchange therefor or in substitution or transfer thereof), shall be overprinted with the following legend.

“THE SECURITIES REPRESENTED HEREBY HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY

PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF AMAYA GAMING GROUP INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) IN THE UNITED STATES PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”;

If the Corporation is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time any of the Subscription Receipts or Underlying Common Shares are transferred outside the United States in accordance with Rule 904 of Regulation S, a new certificate, which will constitute “good delivery” in settlement of transactions on Canadian stock exchanges, will be made available to the Receiptholder upon provision by the Receiptholder of a declaration in the form below or in such other form that is acceptable to the Corporation, together with any other evidence, which may include a legal opinion reasonably satisfactory in form and substance to the Corporation, required by the Corporation or the registrar and transfer agent for the Subscription Receipts or Underlying Common Shares:

“The undersigned acknowledges that the sale of the securities of Amaya Gaming Group Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and certifies that: (1) the undersigned is not an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); and (5) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.”

(b)	No transfer of Subscription Receipts evidenced by a U.S. Subscription Receipt Certificate bearing the legend set forth in subsection 3.8(a) above shall be made except in accordance with the requirements of such legend and subject to this Agreement.

ARTICLE 4

ESCROWED UNDERWRITERS’ FEE

4.1	Escrowed Underwriters’ Fee to be placed in Escrow

On the Offering Closing Date, the Escrowed Underwriters’ Fee shall be delivered to the Subscription Receipt Agent to be held in the Escrow Account pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as agent for and on behalf of Canaccord Genuity and the Receiptholders, as the case may be, and to disburse and deal with the same as provided herein.

4.2	Release of Escrowed Underwriters’ Fee

If the Escrow Release Time occurs on or before the Escrow Release Deadline and the Escrow Release Notice is delivered in accordance herewith, the Subscription Receipt Agent shall deliver a cheque or complete a wire transfer payable to Canaccord Genuity in the full amount of the Escrowed Underwriters’ Fee plus Earned Interest thereon in accordance with the Escrow Release Notice. If Termination occurs, then the Subscription Receipt Agent shall use the full amount of the Escrowed Underwriters’ Fee, plus Earned Interest thereon, to satisfy a portion of the refund right of the Receiptholders in accordance with Section 3.5.

ARTICLE 5

ADJUSTMENT

5.1	Definitions

In this Article 5, references to any “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Montréal time) on such date.

5.2	Adjustment

The rights attaching to the Subscription Receipts are subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time after the issuance of the Subscription Receipts and before the Escrow Release Time, the Corporation:

(i)	subdivides its outstanding Common Shares into a greater number of Common Shares, or

(ii)	consolidates its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in Subsections 5.2(a)(i) and 5.2(a)(ii) being called a “Common Share Reorganization”), then the number of Underlying Common

Shares with respect to each Subscription Receipt will be adjusted as of the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the number of Underlying Common Shares theretofore obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding on the record date after giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to such Common Share Reorganization.

(b)	If at any time after the issuance of the Subscription Receipts and before the Escrow Release Time there is a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other securities or property (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities or property), or a transfer of the undertakings or assets of the Corporation as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs, (any of such events being herein called a “Capital Reorganization”), any Receiptholder entitled to acquire Underlying Common Shares after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept in lieu of the number of Underlying Common Shares to which such Receiptholder was theretofore entitled, the aggregate number of other securities or other property which such Receiptholder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Receiptholder had been the registered holder of the number of Underlying Common Shares to which such Receiptholder was then entitled with respect to the Subscription Receipts subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Section 5.2, provided however, that no such Capital Reorganization will be carried into effect unless all necessary steps have been taken to so entitle the Receiptholders.

(c)	The adjustments provided for in this Section 5.2 are cumulative and shall apply to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in any adjustment under the provisions of this Section 5.2.

(d)	In case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Section 5.2, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the Receiptholders and/or the rights attaching to the Subscription Receipts, then the number of Underlying Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion but subject to the prior approval of the TSX, reasonably determine to be equitable to the Receiptholders in such circumstances.

(e)	In the event of any question arising with respect to the adjustment provided in this Section 5.2, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation and acceptable to the Subscription Receipt Agent (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Subscription Receipt Agent, the Underwriter and the Receiptholders.

(f)	The Subscription Receipt Agent may rely upon certificates and other documents filed by the Corporation pursuant to this Article for all purposes of the adjustment.

(g)	Notwithstanding anything to the contrary in this Article, no adjustment shall be made pursuant to this Agreement to the rights attached to the Subscription Receipts upon the issue of Common Shares pursuant to any share option or share purchase plan in force from time to time for officers, directors, employees, consultants or shareholders of the Corporation or Subsidiaries of the Corporation, or pursuant to any share option granted by the Corporation prior to the date of this Agreement.

5.3	Duties of the Subscription Receipt Agent

The Subscription Receipt Agent shall not:

(a)	at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment in the number of Underlying Common Shares issuable upon exercise of Subscription Receipts, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment;

(b)	be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of any Subscription Receipt; or

(c)	be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates, or to comply with any of the covenants contained in Article 5.

5.4	Notice of Adjustment

(a)	As promptly as reasonably practicable upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 5.2 that requires an adjustment of the rights attaching to the Subscription Receipts, the Corporation shall:

(i)	file with the Subscription Receipt Agent a certificate of the Corporation specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Corporation; and

(ii)	give notice, or cause notice to be given, to the Receiptholders of the particulars of the event and, if determinable, the adjustment.

(b)	If notice has been given under Subsection 5.4(a) and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable:

(i)	file with the Subscription Receipt Agent a computation of the adjustment; and

(ii)	give notice, or cause notice to be given, to the Receiptholders of the adjustment.

ARTICLE 6

INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

6.1	Investment of Proceeds

(a)	Pending disbursement of the Escrowed Funds, the Subscription Receipt Agent shall:

(i)	deposit the Canadian Escrowed Funds on behalf of the Corporation to guarantee obligations hereunder to the Receiptholders other than the U.S. Receiptholders in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule C hereto (each such bank, a “Canadian Approved Bank”). The Subscription Receipt Agent shall pay an interest at an annual rate which is equal to the prime rate less 2.25% of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three (3) Business Days of each month-end. The Subscription Receipt Agent may receive investment earnings in excess of or less than the interest payable to the Corporation pursuant to this Section 6.1(a)(i), such earnings being for the Subscription Receipt Agent’s benefit or at its risk, as applicable; and

(ii)

deposit the U.S. Escrowed Funds on behalf of the Corporation to guarantee the obligations hereunder to the U.S. Receiptholders in one or more interest-bearing trust accounts, such accounts to be denominated in United State dollars, to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule D hereto (each such bank, a “U.S. Approved Bank” and together with the Canadian Approved Banks, the “Approved Banks”). The Subscription Receipt Agent shall pay an interest at an annual rate which is equal to the average 90 day USD treasury bill rate, such annual rate not to be less than zero. Such payment obligation shall be calculated daily and paid to the account(s) within three (3) Business Days of each month-end. The Escrow Agent may receive investment earnings in excess of or less than the interest payable to the Corporation pursuant to this Section 6.1(a)(ii), such earnings being for the Subscription Receipt Agent’s benefit or at its risk, as applicable.

(b)	The Subscription Receipt Agent shall maintain separate accounts to hold (a) the U.S. Escrowed Funds in U.S. currency, with such amounts to be invested pursuant to this Agreement, and (b) the Canadian Escrowed Funds in Canadian currency, with such amounts to be invested pursuant to this Agreement.

(c)	All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Agreement, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties acknowledge and agree that the Subscription Receipt Agent will have acted prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(d)	At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Corporation prior to and after such withdrawal

6.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the Receiptholders, the Corporation or Canaccord Genuity, as the case may be.

6.3	Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, to the extent opened or held for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

ARTICLE 7

RIGHTS OF THE CORPORATION AND COVENANTS

7.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

7.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and Canaccord Genuity that so long as any Subscription Receipts remain outstanding:

(i)	it will maintain its existence at all times;

(ii)	it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces of Canada in which it is currently a reporting issuer;

(iii)	it will announce by press release the Escrow Release Time or the Termination Date, as the case may be, in accordance with the provisions hereof;

(iv)	it will perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(v)	prior to the earlier of the Escrow Release Time and the Termination Date, it will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to any other entity;

(vi)	it will cause the Underlying Common Shares to be duly issued as fully paid and non-assessable shares and delivered in accordance with the terms hereof;

(vii)	it will use its reasonable commercial efforts to ensure that all of the Underlying Common Shares when issued will be listed and posted for trading on the TSX;

(viii)	use its best efforts to list the Subscription Receipts on the TSX effective upon the expiry of a four-month resale restriction period if such Subscription Receipts have not yet been exchanged into Underlying Common Shares by such time;

(ix)	in the event that it shall begin, or cease, to be a “foreign issuer” within the meaning of Rule 902 of Regulation S, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate certifying such issuer status and other information as the Subscription Receipt Agent may require at such given time, it being understood that such determination shall be made as of the last business day of the Corporation’s second fiscal quarter as required by the U.S. securities laws.

(b)	In addition, the Corporation covenants with the Subscription Receipt Agent and Canaccord Genuity that, from the date hereof to the earlier of the Termination Date and the Escrow Release Date, it will not issue Common Shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution, or declare or pay any dividend in cash, or make any distribution of cash, on all or substantially all of the outstanding Common Shares.

7.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s gross negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

7.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and Canaccord Genuity of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 7.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

7.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and Canaccord Genuity records and statements thereof periodically upon written request. The Corporation shall have the right to audit any such books, records, accounts and statements.

7.6	Payments by Subscription Receipt Agent

The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of such disbursement.

7.7	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Underlying Common Shares in the circumstances contemplated by Section 3.3 such that (i) such issuance will comply with the prospectus and registration requirements (or exemptions therefrom) of applicable securities laws in each of the provinces of Canada, as applicable, and and on a basis exemption from registration under the U.S. Securities Act, and (ii) the first trade in the Underlying Common Shares (other than from the holdings of a Person who, alone or in combination with others, holds sufficient Common Shares to materially affect control of the Corporation) will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws in each of the provinces of Canada (subject to a hold period under applicable securities laws of four month plus one day following the date of issue of the Subscription Receipts).

7.8	Anti-Money Laundering & Privacy

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to all parties provided that (i) the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction, acting reasonably, within such 10 day period, then such resignation shall not be effective.

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

7.9	Use of Accounts

Each of the Corporation and Canaccord Genuity hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such party other than the Receiptholders, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent’s prescribed form as to the particulars of such third party.

ARTICLE 8

ENFORCEMENT

8.1	Suits by Receiptholders

Subject to Section 9.10, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Receiptholders.

8.2	Immunity of Shareholders

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders (including any owner of beneficial interests in the Subscription Receipts) hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder of the Corporation or any successor entity, or any past, present or future officer, employee or agent of the Corporation or any successor entity for the issue of the Underlying Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Company contained herein or in the Subscription Receipts Certificates.

8.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall there be any recourse against, the private property of any of the past, present or future officer, director, employee or agent or Shareholder of the Corporation or any successor entity or any past, present or future officer, director, employee or agent of the Corporation or of any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof. No Shareholder of the Corporation as such will be subject to any personal liability whatsoever, in tort, contract or otherwise, to any party to this Agreement in connection with the obligations or the affairs of the Corporation or the acts or omissions of its directors, whether under this Agreement or otherwise, and the other parties to this Agreement will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

ARTICLE 9

MEETINGS OF RECEIPTHOLDERS

9.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 15 days after receipt of such written request of the Corporation or such Receiptholders’ Request and funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Montréal, Québec or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

9.2	Notice

At least 21 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 12.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where, the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3	Chairman

An individual (who need not be a Receiptholder) nominated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 30 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

9.4	Quorum

Subject to the provisions of Section 9.11, at any meeting of the Receiptholders a quorum shall consist of not less than two Receiptholders present in person or by proxy and holding at least 33% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 33% of the then outstanding Subscription Receipts.

9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll and Voting

On every Special Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Special Resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt(s) then held or represented by such Person. A proxy need not be a Receiptholder. In the case of joint Receiptholders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered Receiptholders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairman.

9.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d)	the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and

(e)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

9.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized employees, Underwriters, and Counsel for the Corporation and counsel for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

9.10	Powers Exercisable by Special Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 9.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Special Resolution:

(a)	to agree with the Corporation to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or, subject to the consent of the Subscription Receipt Agent, the Subscription Receipt Agent, against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Receiptholders;

(c)	to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Special Resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, authorize and direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such Special Resolution;

(e)	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipts or to enforce any of the rights of the Receiptholders;

(f)	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to in writing by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed;

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation;

(j)	to extend the Escrow Release Deadline, subject to receiving the written consent of Canaccord Genuity; and

(k)	to assent to any modification of, change in or omission from the definition of “Termination” contained in this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission.

9.11	Meaning of Special Resolution

(a)	The expression “Special Resolution” when used in this Agreement means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which two or more Receiptholders are present in person or by proxy, representing not less in aggregate than 33% of the number of Subscription Receipts then outstanding and passed by the affirmative votes of Receiptholders holding more than 66 2⁄3% (except in the event of Receiptholders exercising their powers under section 9.10(k), in which case passed by the affirmative votes of Receiptholders holding more than 50%) of the outstanding Subscription Receipts represented at the meeting and voted on a poll upon such resolution.

(b)	Notwithstanding Subsection 9.11(a), if, at any meeting called for the purpose of passing a Special Resolution, at least two Receiptholders holding not less in aggregate than 33% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 21 nor more than 60 days later, and to such place and time as may be determined by the chairman. Not less than 10 days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 12.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)	if the Special Resolution purports to exercise any of the powers conferred pursuant to Subsections 9.10(a), 9.10(d), 9.10(i) or 9.10(j) or purports to change the provisions of this Section 9.11 or of Section 9.14 or purports to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 33% of the then outstanding Subscription Receipts present in person or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)	At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 9.11(a) shall be a Special Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 33% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

9.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Special Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or combination of powers then or thereafter from time to time.

9.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

9.14	Instruments in Writing

Subject to receiving the consent of such Persons as may otherwise be required by this Article 9 in connection with the taking of any action or the exercise of any power by Receiptholders, all actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 9 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by one or more Receiptholders holding more than 66 2⁄3% (except in the event of Receiptholders exercising their powers under section 9.10(k), in which case passed by the affirmative votes of Receiptholders holding more than 50%) of the then outstanding Subscription Receipts with respect to a Special Resolution, and the expression “Special Resolution” when used in this Agreement shall include an instrument so signed by one or more Receiptholders holding more than 66 2⁄3% (except in the event of Receiptholders exercising their powers under section 9.10(k), in which case passed by the affirmative votes of Receiptholders holding more than 50%) of the then outstanding Subscription Receipts.

9.15	Binding Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 9 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 9.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

9.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the requisite number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or for the purpose of concurring in any consent, waiver, Special Resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation (including any Subsidiary of the Corporation or any partnership to which the Corporation may be directly or indirectly a party to) shall be disregarded in accordance with the provisions of Section 12.6.

ARTICLE 10

SUPPLEMENTAL AGREEMENTS AND SUCCESSOR PERSONS

10.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, Canaccord Genuity and the Subscription Receipt Agent may, subject to the provisions hereof and subject to regulatory approval, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not, in the opinion of the Subscription Receipt Agent relying on the advice of Counsel, prejudicial to the interests of the Receiptholders;

(b)	giving effect to any Special Resolution passed as provided in Article 9;

(c)	evidencing the succession, or the successive successions, of any other Person to the Corporation and the assumption by such successor of the covenants of, and obligations of the Corporation under this Agreement in accordance with Section 10.2.

(d)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, prejudicial to the interests of the Receiptholders;

(e)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(f)	modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion, relying on the advice of counsel, may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(g)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

10.2	Successor Persons

If the Corporation is consolidated, amalgamated or merged with or into any other Person or conveys or transfers all or substantially all of the properties and assets of the Corporation in their entirety to another Person, the successor Person or Persons formed by such consolidation or amalgamation or into which the Corporation shall have been merged or which shall have received a conveyance or transfer as set out above shall, as a condition precedent to any such transaction, agree to succeed to and be substituted for the Corporation under this Agreement by supplemental agreement with the same effect as nearly as may be possible as if it had been named herein and shall deliver the executed supplemental agreement to the Subscription Receipt Agent. Such changes may be made in the Subscription Receipts as may be appropriate and necessary in view of such consolidation, amalgamation, merger, conveyance or transfer without the need for any approval of the Receiptholders.

ARTICLE 11

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

11.1	Rights and Duties of Subscription Receipt Agent

(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Subscription Receipt Agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own intentional or gross fault, its own gross negligence or wilful misconduct, or its own bad faith.

(b)

The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt

Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 11.1 and of Section 11.2.

(e)	The Subscription Receipt Agent shall not be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice, the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(f)	The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(g)	The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates or cheques whether delivery by hand, mail or any other means.

(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

11.2	Evidence, Experts and Advisers

(a)	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)	Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(d)	Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Receiptholder, shall include a certificate of incumbency of such Receiptholder together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

(e)	The Subscription Receipt Agent may at the expense of the Corporation employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

(f)	The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from counsel, or any accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

11.3	Securities, Documents and Monies Held by Subscription Receipt Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. Any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

11.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

11.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

11.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to trustees or agents it is expressly declared and agreed as follows:

(a)	the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 11.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation and Canaccord Genuity, as the case may be;

(b)	nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person or Persons of the execution hereof;

(d)	the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation; and

(e)

the Corporation shall indemnify and save harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Subscription Receipt Agent which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, including any and all legal fees and disbursements, save only in the event of the Subscription Receipt Agent’s gross negligence or wilful misconduct. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent.

11.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)	The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 11.7, by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Special Resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent.

(b)	In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation and Canaccord Genuity shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Receiptholders; failing such appointment by Canaccord Genuity and the Corporation, the retiring Subscription Receipt Agent (at the expense of the Corporation) or any Receiptholder may apply to a justice of the Superior Court of Québec on such notice as such justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by Canaccord Genuity and the Corporation or by the Superior Court of Québec shall be subject to removal as aforesaid by the Receiptholders.

(c)	Any successor Subscription Receipt Agent appointed under any provision of this Section 11.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Québec and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the successor Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the successor Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 7.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(d)	Upon the appointment of a successor Subscription Receipt Agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 12 hereof.

(e)	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Subscription Receipt Agent under Subsection 11.7(a).

(f)	Any Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor Subscription Receipt Agent in the name of the predecessor or successor Subscription Receipt Agent.

11.8	Conflict of Interest

(a)	The Subscription Receipt Agent represents to the Corporation and Canaccord Genuity that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Subscription Receipt Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor Subscription Receipt Agent approved by the Corporation and meeting the requirements set forth in Subsection 11.7(a). Notwithstanding the foregoing provisions of this Subsection 11.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)	Subject to Subsection 11.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

11.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

11.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any Person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.11	Force Majeure

No party shall be liable to the other, or held in breach of this agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.11.

ARTICLE 12

GENERAL

12.1	Notice to the Corporation, Subscription Receipt Agent and Canaccord Genuity

(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, Canaccord Genuity or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by facsimile:

(i)	if to the Corporation:

Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, QC
H9R 1C8

Attention:	David Baazov
Fax:	(514) 744-5114

with a copy to:

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Montréal, QC
H3B 4W5

Attention:	Eric Levy
Fax:	(514) 904-8101

(ii)	if to Canaccord Genuity:

Canaccord Genuity Corp.
Brookfield Place
161 Bay Street, Suite 3000
Toronto, Ontario M5J 2S1

Attention:	Daniel Daviau
Fax:	(416) 869-3876

with a copy to:

McCarthy Tétrault LLP
1000 De la Gauchetière Street West
Suite 2500
Montreal, Québec H3B 0A2

Attention:	Philippe Leclerc
Patrick Boucher
Fax:	(514) 875-6246

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Québec H3A 3S8

Attention:	General Manager, Corporate Trust
Fax:	(514) 982-7677

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if transmitted by facsimile on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission. Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b)	The Corporation, Canaccord Genuity or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 12.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, Canaccord Genuity or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

12.2	Notice to Receiptholders

(a)	Unless herein otherwise expressly provided, any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such Receiptholders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice.

(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c)	All notices to joint Receiptholders may be given to whichever one of the Receiptholders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of such Subscription Receipt.

12.3	Ownership of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 3.3 and 3.5, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Underlying Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

12.4	Satisfaction and Discharge of Agreement

Upon the earliest of:

(a)	the issuance of share certificates evidencing Underlying Common Shares to all Receiptholders as provided in Subsection 3.3(a) and the payment of monies required to be paid to the Corporation and Canaccord Genuity pursuant to Section 3.2; or

(b)	the payment of all monies required where Termination occurs as provided in Subsection 3.5(e),

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.

12.5	Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Section 2.13, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

12.6	Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 9.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation (including any Subsidiary of the Corporation or any partnership to which the Corporation may be directly or indirectly a party to), and the Subscription Receipt Agent, in making the computations in Section 9.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

12.7	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

12.8	Time of Essence

Time is and shall remain of the essence of this Agreement.

12.9	Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

AMAYA GAMING GROUP INC.

By:	(signed) David Sebag
David Sebag

Chief Financial Officer

CANACCORD GENUITY CORP.

By:	(signed) Stewart Busbridge
Stewart Busbridge

Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) Sophie Brault
Sophie Brault

Corporate Trust Officer

By:	(signed) Alessandra Pansera
Alessandra Pansera

Corporate Trust Officer

Subscription Receipt Agreement – Signature Page

Subscription Receipt Offering

S-1

SCHEDULE A

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Amaya Gaming Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest herein in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer, or deal with this certificate.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 8, 2014”.

AMAYA GAMING GROUP INC.

(A corporation governed by the laws of Québec)

Number: ¢	CUSIP/ISIN: ¢/CA ¢

THIS IS TO CERTIFY THAT                                          (the “holder”) is the registered holder of                                          Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (the “Certificate”) are issued pursuant to a Subscription Receipt Agreement (the “Agreement”) dated July 7, 2014 between Amaya Gaming Group Inc. (the “Corporation”), Canaccord Genuity Corp. (the “Underwriter”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”).

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the Receiptholder:

(a)	provided that the Escrow Release Time occurs on or before 5:00 p.m. (Montréal time) on the date that is six (6) months following the Offering Closing Date, such date being January 7, 2015 (the “Escrow Release Deadline”), to receive automatically, without any further action required by such Receiptholder and without the payment of any additional consideration at the Escrow Release Time one fully paid and non-assessable common share (a “Common Share”) of the Corporation; or

(b)

in the event Termination occurs, at the Termination Payment Time, to receive from the Corporation an amount, out of the Escrowed Funds, equal to the Subscription Price in respect of such Receiptholder’s Subscription Receipts together with such Receiptholder’s pro rata share of Earned Interest, less applicable withholding taxes, if any. To the extent that the Escrowed Funds are insufficient to refund to each Receiptholder an amount equal to the aggregate Subscription Price of the Subscription Receipts held by them, the Corporation shall be responsible and liable to the Receiptholders for any shortfall and shall contribute such amounts as are necessary to satisfy any shortfall such that each Receiptholder will receive an amount equal to the aggregate Subscription Price for the Subscription Receipts held.

This Certificate also evidences the receipt by the Corporation of the Subscription Price of $20.00 for each Subscription Receipt represented hereby, which funds shall be delivered to the Subscription Receipt Agent, pursuant to the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the Receiptholders and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the Receiptholder by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Corporation or entitle such Receiptholder to any right or interest in respect thereof except as herein and in the Agreement expressly provided. The Agreement provides for adjustment in the number of Underlying Common Shares to be issued upon the exchange of the Subscription Receipts, evidenced by this Certificate upon the occurrence of certain events set forth therein.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed on the earlier to occur of the Escrow Release Time and the Termination Date.

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

After the Escrow Release Time, this Certificate and all rights hereunder, other than the right to receive the Underlying Common Shares, will be void and of no further value or effect.

Time shall be of the essence hereof. This Certificate is governed by the laws of the Province of Québec and the laws of Canada applicable therein.

The holder hereof hereby acknowledges having consented to and required that this Certificate and all documents relating thereto be drawn up in the English language. Le porteur de ce certificat reconnaît avoir accepté et exigé que le présent certificat et tous les documents s’y rapportant soient redigés en langue anglaise seulement.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized representatives as of July 7, 2014.

AMAYA GAMING GROUP INC.

By:
Name:
Title:

Certified and countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent

By:

Date:

TRANSFER FORM

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

NAME and ADDRESS in full (please print)

                                          Subscription Receipts (the “Subscription Receipts”) of Amaya Gaming Group Inc. represented by this Certificate and irrevocably constitutes and appoints as the attorney of the undersigned to transfer such securities on the register of transfers with full power of substitution.

This transfer form shall be effective to transfer all of the holder’s right, title and entitlement in and to the Underlying Common Shares issuable upon the exchange of the Subscription Receipts.

If this Certificate bears the U.S. legend set forth in Section 3.8(b) of the Subscription Receipt Agreement dated as of July 7, 2014 among Amaya Gaming Group Inc., Canaccord Genuity Corp. and Computershare Trust Company of Canada (the “Subscription Receipt Agreement”), the undersigned confirms that the Subscription Receipts represented by such Certificate are being transferred:

☐	To Amaya Gaming Group Inc.

☐	In the United States pursuant to an effective registration statement.

☐	Outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and a duly completed declaration in the form set forth in Section 3.8(b) of the Subscription Receipt Agreement is being delivered herewith.

Dated , 20 .

Residential Address of Transferee

Nationality of Transferee (if an individual)

Date of Birth (if an individual)

Registration number and jurisdiction of incorporation/ formation (if Transferee is a business entity)

Signature of Transferor

Signature Guarantee

Note: Subject to applicable law, the securities may be required to contain a legend which restricts trading in such securities. The signature to any endorsement hereof must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever. All endorsements or assignments of this Certificate must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of this Certificate(s).

SCHEDULE B

FORM OF ESCROW RELEASE NOTICE

TO:	Computershare Trust Company of Canada (the “Subscription Receipt Agent”)

AND TO:	Computershare Investor Services Inc.

Reference is made to the Subscription Receipt Agreement dated as of July 7, 2014 among the undersigned and the Subscription Receipt Agent (capitalized terms used herein without definition having the meanings specified therein).

In accordance with the provisions of the Subscription Receipt Agreement we are writing to advise you that the Escrow Release Conditions have been satisfied.

In accordance with Section 3.2 of the Subscription Receipt Agreement, you are hereby irrevocably directed and authorized, in your capacity as Subscription Receipt Agent, to release the Escrowed Funds as follows:

(a)	as to $ (plus Earned Interest thereon) to Canaccord Genuity by means of a wire transfer to the account indicated in the attached; and

(b)	as to the balance, to the Corporation by wire transfer to the account indicated in the attached.

The Corporation hereby irrevocably directs and authorizes Computershare Investor Services Inc. in its capacity as registrar and transfer agent of the Common Shares, to issue and deliver on behalf of the Corporation ¢ Common Shares to the Persons to whom such Common Shares are to be issued pursuant to the Agreement effective as at the Escrow Release Time, which is ¢, all as provided in Section 3.3 of the Subscription Receipt Agreement. The Common Shares shall be deemed to be issued at the Escrow Release Time notwithstanding that a certificate evidencing such Common Shares has not been issued. We hereby confirm that the allotment and issue of these Common Shares has been duly authorized by all necessary action.

The foregoing direction, which may be signed in counterparts and delivered electronically, is irrevocable and shall constitute your good and sufficient authority for making such payments and issuances as directed above.

DATED the      day of             , 2014.

AMAYA GAMING GROUP INC.		[—]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer

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SCHEDULE C

U.S. RECEIPTHOLDERS

[INTENTIONALLY OMITTED]

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SCHEDULE D

CANADIAN APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at July 2, 2014)
ANZ Banking Group	AA-
Bank of America NA	A
Bank of Montreal	A+
Bank of Scotland	A
The Bank of Nova Scotia	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A
HSBC Bank of Canada	AA-
Royal Bank of Canada	AA-
Royal Bank of Scotland	A-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-
National Australia Bank Limited	AA-

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SCHEDULE E

U.S. APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as a July 2, 2014)
Bank of America NA	A
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A
Deutsche Bank	A
BMO Harris Bank	A+
Santander UK Plc	A
Societe Generale (Canada Branch)	A

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